SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2013

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference is a convenience translation from Hebrew of the Company's 2013 Option Plan approved by the Company's Board of Directors.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: October 31, 2013
	By:	/s/ Raviv Segal
Name: Raviv Segal Title: Chief Financial Officer

[Convenience Translation from Hebrew]

G. Willi-Food International Ltd.

2013 Option Plan

Under Section 102 of the Israeli Income Tax Ordinance [New Version] (the "Plan")

1.	General

G. Willi-Food International Ltd. will grant to its employees and to employees of its subsidiaries (G. Willi-Food International Ltd.  and its subsidiaries will hereinafter be collectively referred to as “the Company") whose names are listed in Appendix "A"  of this Plan (hereinafter - "the Offerees") and additional employees in accordance with the decision of the Board and/or Committee (hereinafter - "the Additional Offerees" ) (the Offerees and Additional Offerees will hereinafter be called "the Employees"), 100,000 options exercisable for up to 100,000 ordinary shares of 0.1 New Israeli Shekels par value each, of the Company (hereinafter - "the Ordinary Shares" ) under conditions listed in this Plan (hereinafter – “the Options").

2.	Permits and Approvals

The grant of Options, the subject of the Plan, was approved by the Compensation Committee of the Company with respect to officers of the Company and was approved by the Company's Board of Directors. The grant of Options, the subject of the Plan is subject to approval of the tax authorities to apply Section 102 of the Israeli Income Tax Ordinance in the income of work's track, to the Plan.

3.	Management of the Plan

3.1.
This Plan shall be administered directly by the Board of Directors of the Company, or alternatively, upon the recommendation of the Compensation Committee, subject to any law that will be in force, and to be determined in the Articles of Association the Company (hereinafter: “the Committee"). Notwithstanding the foregoing, the Board of Directors shall have residual authority if for any reason the Committee ceases to serve or if the Committee is not empowered to act by law.

3.2.	The Committee shall have the authority and absolute and sole discretion to recommend to the Board of Directors, which shall have sole authority and absolute discretion to decide as follows:

A.	To determine who are the Additional Offerees and the number of options to be granted to each of the Additional Offerees;

B.	To determine the market value of the shares subject to the options;

3.3.	The Committee shall have the authority and the sole and absolute discretion to decide as follows:

A.	To change restrictions and conditions applicable to options or of shares that are subject to the options;

B.	To interpret the terms of the Plan and to supervise the management of the Plan;

C.	To accelerate fully or partially the exercise dates of the options granted to each Offeree;

D.	To suspend, terminate or cancel the Plan in whole or in part, to amend or modify the Plan and its provisions.

E.	To decide and determine any other matter necessary to manage the Plan.

3.4.
The Board of Directors shall have the authority to grant to the Offeree, by its sole discretion, in exchange for the cancellation of the option granted him, a new option that has an exercise price equal, lower or greater than the exercise price of the original option which was canceled, and subject to other conditions as determined by the Board of Directors in accordance with the terms of the Plan.

3.5.
Subject to the Company's Articles of Association and subject to all approvals required by law, all decisions of the Board of Directors and/or the Committee in connection with the Plan shall be approved by majority vote, although any member of the Board of Directors or of the Committee is disqualified from the right to vote or to be counted among the membership quorum required for approval or decision of the Board of Directors and/or the Commission with regard to the granting of options to that member. All written decision of the Board of Directors and/or the Committee will be in accordance with the terms of the Articles of Association.

3.6.	The interpretation of the Committee for each section of the Plan or option agreement shall be final and absolute, unless otherwise determined by the Board of Directors.

3.7.
Subject to the Company's Articles of Association and the Company's resolution and subject to any approvals required by any law, including the Israel Companies Law, 1999, any member of the Board of Directors or a Committee member will be indemnified, will not be personally liable and will not be charged in any way, for any reasonable expense incurred (including reasonable consultation fees) regarding actions taken by him or prevented from being done by him in connection with the Plan, unless such actions were done fraudulently or in bad faith, and this up to the rate as prescribed by law. Indemnification as stated shall be in addition to the right of indemnification accrued to said member, if established, by virtue of being a director of the Company or in accordance with the articles of association of the Company, an agreement, a resolution of the shareholders' meeting, insurance policy etc.

4.	Description of the Options and the Underlying Shares

Each Employee shall be entitled to exercise the options up to the maximum number of ordinary shares, of par value 0.1 New Israeli Shekels each, of the Company, as specified in Appendix A to this Plan next to its name (hereinafter and above - "the Underlying Shares") in accordance with and subject to the conditions of realization specified in this Plan. Appendix A will be updated from time to time in accordance with the decisions of the Committee.

Underlying Shares to be issued upon the exercise of options shall, from the date of their issuance have identical rights in all respects to existing ordinary shares in the share capital of the Company, including that their holders will be entitled in full to the rights of the distribution of dividends or other benefits whose record date for their distribution falls on the delivery date of the Exercise Notice in respect of those Underlying Shares or thereafter, subject to Section 10 below with regard to bonus shares and rights.

5.	The Non-Tradability and Non-Transferability of the Options and Deposit of the Options with a Trustee

The Options granted under this Plan will not be listed for trading on any stock exchange, and will not be available for sale, transfer, assignment, pledge, lien, attachment or charge or any other action in respect of them, by the Employees, except their exercise by the Employees in accordance with the terms of this Plan. There will be no validity to any sale, transfer, assignment, pledge, lien, attachment, charge or other action the Employees have done with the options (except their exercise in accordance with this Plan) and in the event there was a sale and/or transfer and/or assignment and/or pledge and/or attachment and/or charge and/or any other action with the said options, the options shall expire immediately and the Employees shall not have any right thereunder.

The right to receive the options is given to the Employees personally and is not transferable and/or convertible and/or waivable in favor of any other person. Transfer, conversion or waiver that the Employees purport to perform in contravention of the above - will be nullified and the options will expire immediately and the Employees shall not have any right through them.

The Options issued to the Employees shall be held by the Trustee (as defined below) for the whole period until the date of exercising into Underlying Shares (if any) or until they expire according to the circumstances mentioned in Section 6.

In addition, the Underlying Shares to be issued pursuant to the exercise of the Options, will also be deposited with the Trustee and be held by him until their date of transfer to the Employees in accordance with Section 9 below.

6.	Issuance of Options and the Issuance Date

The Company will issue, in accordance with Section 102 of the Israeli Income Tax Ordinance in the work income track to the trust company of Tamir Fishman Ltd. (hereinafter and above – “the Trustee"), the options for the Employees (the actual day of issuance of the Options for each Employee will be referred to hereinafter as – “the Effective Date").

The Trustee will hold the Options (and the Underlying Shares, as applicable) in trust for the Employees and will use them under the Trust Agreement (as defined in Section 12.4 below), but in any event, in accordance with and subject to the provisions of this Plan, to the extent they are relevant to him.

7.	The Exercise Period of Options into Underlying Shares and the Restrictions on Exercise of the Options

7.1.	The Options will be exercisable by the Employees in consideration for payment of the exercise price, in installments in three equal portions, as follows:

A.	One-third (1/3) of the Options granted to the Employees is exercisable from the end of 12 months from the Effective Date until the end of 36 months from the Effective Date.

B.	Another one-third (1/3) of the options granted to the Employees is exercisable from the end of 24 months from the Effective Date until the end of 48 months from the Effective Date.

C.	Another one-third (1/3) of the options granted to the Employees is exercisable from the end of 36 months from the Effective Date until the end of 60 months from the Effective Date.

The right to exercise the options that are not exercised in part or in full during a certain period will expire and will become void and will not afford any right to the Employees.

Options not exercised by the last day on which they may be exercised will expire and be nullified and will not afford any right to the Employees.

7.2.
Without derogating from that stated in Section 7.1 above and subject to it, options that have reached their maturity date may be exercised only on condition that at the time of delivery of the Notice of Exercise (as defined below ) to the Company, the Employee who gave the Notice of Exercise will be an Employee of the Company, and provided that if the Employee stops to be employed as an Employee of the Company for any reason – he is able to exercise the Options only to the amount that he is entitled to exercise under the provisions of Section 7.1 above until the termination of his employment as an Employee of the Company, and subject to the Notice of Exercise in respect thereof shall be given over by the Employee to the Company no later than the termination of his employment as an Employee of the Company.

7.3.
In the event of the death of the Employee, God forbid, or in the event of his resignation from his employment in the Company as a result of disability (inability to continue to work due to injury or illness or disability) the Employee or his legal heirs, as applicable, will be entitled to exercise the written option only up to the amount which the Employee would be entitled to exercise under the provisions of Section 7.1 above up to the day of his death or resignation as stated in this Section 7.3, as applicable, and subject to the exercise notice in respect thereof shall be delivered to the Company no later than 90 days from the date of his death or his resignation as provided in this Section 7.3.

7.4.
The Board of Directors may decide, in its sole discretion, that even in the event of termination of employment of an Employee in the Company, the options shall remain with the Employee and/or they will not expire and this will be set down in a proper written agreement made between the Company and the Employee.

8.	The Options Price and the Exercise Price

8.1.	The options will be issued to Employees free of charge.

8.2.	The exercise price for each Underlying Share the subject of the Options is U.S. $ 6.50 (six and one-half U.S. dollars) (hereinafter and above - "The Exercise Price").

8.3.	The exercise price will be paid in U.S. Dollars or in New Israeli Shekels according to the exchange rate of the U.S. Dollar against the New Israeli Shekel.

9.	The Method of Exercising the Options into the Underlying Shares

9.1.
Each Employee will be required to sign a commitment form which will include the following main provisions: (a) a statement of the Employee of his consent to receive the options granted to him and his agreement to all the terms of the Plan, including but without derogating from the rules stated above, his consent to bear all tax liabilities and other mandatory payments arising as a result of the proposal and grant of the options, their realization and/or sale of the Underlying Shares, (b) the Employee undertakes to comply with the provisions of Section 102 of the Israeli Income Tax Ordinance and the regulations promulgated thereunder including a commitment that he agrees that the bonus shares, as issued to him, will have the same provisions as applicable to Underlying Shares and a commitment not to transfer the Underlying Shares before the end of the restriction period (as defined below), (c) the Employee undertakes to comply with the procedure for the exercise of the Options and the selling the Underlying Shares, in accordance with Section 9.2 below; (d) a statement of the Employee that he is not an interested party in the Company by virtue of his holdings in the Company, including if he would realize today all the options granted to him in this Plan, (e) the Employee undertakes to accept upon himself the relevant provisions of the Trust Agreement that apply to him (as defined below).

9.2.

9.2.1.
An Employee who desires to exercise the Options granted to him and they have reached their date of maturity, the Employee shall hand over to the Company and the Trustee, an exercising request on a specific form which can be obtained from the Company offices (hereinafter and above - "The Exercise Notice"). On the Exercise Notice the Employee shall state the amount of Underlying Shares he wishes to exercise. The Employee will attach to the Exercise Notice the payment of the exercise price in respect of the Underlying Shares that are the subject of the Exercise Notice, together with linkage to the CPI, in cash or bank check payable to the Company.  Once the Employee has given an Exercise Notice, he may not cancel it.

9.2.2.	Upon receipt of the Exercise Notice, the Company and the Trustee will act as follows:

A.
The Company will issue the Underlying Shares that are the subject of the Exercise Notice to the name of Trustee and register the Underlying Shares in the name of the Trustee in the Company books and the Stock Exchange.

B.	The Underlying Shares will be deposited with the Trustee, in trust for the Employee, and will be held by the Trustee from the date of issuance until their transfer to the Employee's name.

The Trustee will not grant to the Employee any power of attorney in respect of the Underlying Shares until the date on which the Employee will be entitled to require the Trustee to transfer them to the name of the Employee, in accordance with the provisions set forth in this Plan. After that date, so long as the Underlying Shares are held and registered in the name of the Trustee and subject to payment of related tax, the Employee is entitled to receive from the Trustee, at his request, a power of attorney (proxy) to vote in respect of the Underlying Shares (including bonus shares and shares from a rights issue, all if allotted for the Underlying Shares).

C.
If the Employee asks the Trustee to transfer the Underlying Shares to his name, the Employee will hand over to the Trustee in cash or by bank check payable to the Company, the amount of tax and other mandatory payments applicable under the law to an Employee for exercising the Underlying Shares, or will enclose a confirmation of the assessing officer that the Employee paid income tax applicable to him for the transfer of the Underlying Shares, pursuant to Section 102 of the Israeli Income Tax Ordinance. The Trustee or the Company will transfer the amount of tax and other mandatory payments to the Israel Income Tax Authority and other parties, as applicable and appropriate, immediately after receiving the confirmation of the Assessing Officer that the Employee paid income tax applicable to him in respect of the transfer of the Underlying Shares as stated, but no later than 15 business days afterwards, the Trustee will transfer the Underlying Shares to the Employee, and they will be listed on the books of the Company and the Stock Exchange in the Employee's name .

9.2.3.
The Company may at any time introduce changes in the aforesaid exercise procedure and transfer provisions, to the extent required, at the discretion of the Company, in order to facilitate, streamline and enhance the exercise and transfer procedures, and adapt them to the relevant changes in the applicable law. The changes will be made in coordination with the Trustee and subject to the provisions of Section 102 of the Israeli Income Tax Ordinance and the rules and regulations promulgated thereunder. In case of changes in tax laws, the Company may adjust the provisions of this Plan to the provisions of the law. The Company will not change the provisions of this Plan with respect to the exercise periods, amounts of exercise and the Exercise Price.

10.	Adjustments with Respect of Bonus Shares and Rights Issued During the Plan

10.1.
If the Company distributes bonus shares, the period between the Effective Date and the expiration date of the Options, as provided in sections 7.1 to 7.3 above (hereinafter - "the Option Period") and the record date for the distribution thereof (hereinafter - "the Date of the Benefit") will fall before the date on which any of the Employees exercised all Options granted to him, and before the date on which that part of the relevant Options as stated in Section 7.1 above expired, then the amount of the Underlying Shares which the Employee has not yet exercised the Options in relation thereto, will increase by the number of bonus shares, in the same amount the Employee would have received had he exercised all Options granted to him which are not yet expired and which are not yet exercised by him up to the date of the benefit, and the price paid for each Underlying Share will not change. The right of Employees to shares of the Company in the case of bonus shares will be maintained until the date of exercise of any part of the Options and will be implemented only on the day of exercise of that part.

10.2.
In the event of a rights issuance during the Option period, each Employee will be offered in respect of the Underlying Shares that were allotted to him, not yet exercised by him and not yet expired as provided in Section 7.1 above, the same rights in the same amount that would have been offered to him had he exercised all the Underlying Shares subject of the Options not yet exercised by him, and which have not expired prior to the Effective Date of rights issue. Exercising the rights will only be possible with, or following the exercise of the Options.

10.3.
The provisions of this Plan relating to the Underlying Shares will also apply to the shares that will be added to the Underlying Shares following the distribution of bonus shares or as a result of exercise of rights (if they exist) as provided in Section 9, mutatis mutandis. The aforesaid shares will be issued to the Trustee and will be subject to the rules under Section 102 of the Israeli Income Tax Ordinance in work from income track.

10.4.
In the case of adjustments to this Plan according to sections 10 or 11, Employees will not be eligible for a part of one share. For the avoidance of doubt, the number of Underlying Shares the Employees will be entitled to will be adjusted only in the case of the distribution of bonus shares as mentioned above, but not in any other case of other allotments of securities (including allotment for stakeholders).

10.5.
In the case of dividend distribution during the Option period, the exercise price will be adjusted by multiplying the ratio between the share price on the stock exchange "ex-dividend" and the stock price on the Effective Date which is the "cum date."

11.	Protection of Employees during the Plan period

11.1.
The Company will retain a sufficient amount of ordinary shares in its registered capital to ensure the exercise of Options to Underlying Shares, and if needed will cause an increase in its registered capital.

11.2.
If there will be a change in the par value of the ordinary shares of the Company (whether the Company will consolidate the ordinary shares with par value of NIS 0.1 each in its issued capital, into shares of larger par value, or whether it will divide them into shares of smaller par value), there will be a corresponding adjustment in relation to the quantity and price of the Underlying Shares to be issued for the exercise of the Options. In such case the number of Underlying Shares issued upon exercise of the Options will decrease (in the case of a consolidation of shares to a greater par value) or increase (in the case of the division of shares to a smaller par value), respectively.

12.	Taxation, Mandatory Payments and Blocking by the Trustee in accordance with Section 102 of the Israeli Income Tax Ordinance

12.1.
Any tax liability with respect to, or implied from this Plan (including, without limitation, income tax, capital gains tax, national insurance and health tax) and any other mandatory fee applicable in respect of the Options grant, exercising the Options to Underlying Shares and the sale of the Underlying Shares, will apply fully to the Employees. If the tax is deductible at source, the Company or the Trustee, as applicable, will pay the tax directly to the income tax authorities, and the Company or the Trustee, as applicable, will be entitled to deduct this sum from any amount they must pay the Employees. Employees undertake to indemnify and/or compensate the Company and/or the Trustee as applicable, for any damage and/or loss and/or expense caused to them due to non-deduction of tax at source and/or partial tax deduction at source.

12.2.
Employees are advised to seek professional consultation and to consider the tax consequences that will apply to them as a result of Options grant, the exercise and sale of the Underlying Shares, including that the Employees should check and examine the tax considerations arising as a result of applying Section 102 of the Israeli Income Tax Ordinance to the Plan and to them.

12.3.
As required under Section 102 of the Israeli Income Tax Ordinance, in its version on the Effective Date, the Trustee will hold Options in trust for Employees until they are exercised into Underlying Shares, if any, or the last date of exercise, if not exercised. Following from the aforesaid, the Trustee will hold Options and/or Underlying Shares in trust for the Employees, as exercised (including bonus shares or shares originating in rights issue realized upon the exercise of Options) at least until 12 months have passed from the end of the allotment year (hereinafter, the "Minimum Lock-up Period by the Trustee"), and after payment of tax due. Transfer of the shares from the Trustee to Employees before the end of the Minimum Lock-up Period by the Trustee, may involve tax consequences, which it is suggested that Employees will review before taking such action as aforesaid.

12.4.
The Company entered into an agreement with the Trustee regarding Options and the Underlying Shares offered under this Plan (below and above - "Trust Agreement") and the provisions of the Trust Agreement will obligate the Employees. The principal points of the Trust Agreement are: The Company grants the Options in the name of the Trustee, and the Options will be held by him for at least the periods in which the exercise of the Options is prohibited as detailed in paragraph 7.1 and 12.3 above (hereinafter - the "Restriction Period"). During the Restriction Period, the Options and Underlying Shares resulting from exercising thereof will not be transferable. After the Restriction Period Employees will be entitled to require the Trustee to transfer the Underlying Shares in the names of the Employees, providing the tax imposed on Employees under Section 102 of the Israeli Income Tax Ordinance has been paid and the Trustee holds a confirmation to this effect from the tax assessor. If the Employee is granted bonus shares and/or rights, the provisions of the Plan and the Trust Agreement will apply to him mutatis mutandis. The Company has committed to the Trustee not to allot to the Employees securities to which Section 102 of the Israeli Income Tax Ordinance is applicable, unless it received a confirmation from the Employees, in which they commit to the Assessing Officer not to exercise and / or transfer the shares held by the Trustee before the end of the Restriction Period.

12.5.
Transfer of Underlying Shares (issued following exercise of Options) from the Trustee to the Employees will be allowed and conducted in accordance with, and subject to the provisions, conditions and arrangements pertaining to this matter as agreed upon between the Company and the Trustee, and in accordance with and subject to applicable law and agreements (if and as will be) with the tax authorities in this regard.

12.6.
The Options allotted to Employees will be subject to the provisions of Section 102 of the Israeli Income Tax Ordinance, namely, grant through a Trustee, in the work income work track. Employee's taxation will be charged at the time of the transfer of securities from the Trustee to the Employee or the date of sale of securities by the Trustee, whichever is earlier, without any charge on the date of allotment of the Options.

13.	Plan period

The Plan will take effect on the day it is adopted by the Board of Directors and will expire at the end of seven years from the date of endorsement.

14.	Applicable rules

The Plan and the grant and exercise of the Options pursuant thereto, and the Company's obligation to sell and transfer shares under the Options Plan, will be subject to all applicable laws, regulations and rules of the State of Israel or the United States or any other country which has jurisdiction over the Company and the Offeree, including the listing of the shares in accordance with the securities laws of the United States 1933, and approvals by government offices or stock exchanges, as required. The aforesaid will not be construed as requiring the Company to register its shares under the securities laws of any judicial authority.

15.	Continuation of employment

No provision in this Plan and in the Options agreement with the Offeree will be interpreted as a liability and/or endorsement by the Company and/or a related Company to continue to employ the Offeree, and no provision in the agreement and/or Plan will be interpreted as giving the Offeree any right to continue to be employed or provide services to the Company, or limit the Company's right to terminate the employment of each Offeree at any time.

16.	Governing Law and Jurisdiction

The Plan will be administered, interpreted and enforced in accordance with the laws of the State of Israel applicable to agreements made and executed, regardless of conflict of laws principles. Exclusive jurisdiction under this Plan will be to the competent courts in Tel-Aviv, Israel.

Appendix "A"

1.	Mr. Gil Hochboim – 30,000 options